August 28, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Sirs,

Re:	China Life Insurance Company Limited

Form 20-F for the Year Ended December 31, 2011

File No. 001-31914

We refer to your letter dated August 16, 2012 addressed to China Life Insurance Company Limited (the “Company”) relating to the above-referenced filing.

Please be advised that the Company will provide its responses to your comments by September 20, 2012.

If you have any questions regarding the foregoing, please contact the undersigned at +4420 7786 9010.

Sincerely,

/s/ James C. Scoville

James C. Scoville

Debevoise & Plimpton LLP is a registered limited liability partnership established under the laws of the State of New York.

A list of the partners’ names and their professional qualifications is open to inspection at the above address.

The partners are either solicitors or registered foreign lawyers. The firm is regulated by the Solicitors Regulation Authority.

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